Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Oncternal Therapeutics, Inc.

San Diego, California

We hereby consent to the use of our report dated April 5, 2019, relating to the consolidated financial statements of Oncternal Therapeutics, Inc. (the “Company”), incorporated by reference herein. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

San Diego, California

August 14, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.